ทะเบียนเลขที่ บมจ. 53
File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ L.252 /2004

Finance Department
Tel. 0-2537-4512/0-2537-4611

August 18, 2004

04036535

RECEIVED
2004 AUG 30 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

SUPPL

Subject: Establishing Energy Complex Company Limited

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that PTTEP and PTT Public Company Limited (PTT) have established Energy Complex Company Limited, with shareholdings of 50% and 50% respectively. Energy Complex Co., Ltd.'s fully paid-up registered capital is 1,000,000 Baht, consisting of 100,000 ordinary shares at 10 Baht each.

With increasing demand for office space, Energy Complex Co., Ltd. has the intention to develop and manage "the National Energy Complex Development Project". The Complex, located behind the head offices of PTTEP and PTT, will be the center for office buildings of companies involved in the energy industry.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
AUG 30 2004
THOMSON
FINANCIAL